EXHIBIT 2.2




                  ADDENDUM TO ACQUISITION AGREEMENT


    THIS ADDENDUM TO ACQUISITION AGREEMENT (this "Addendum") is entered into effective as of March 31, 1999, by and between LOTUS PACIFIC, INC., a Delaware corporation ("LPFC"), and TURBONET COMMUNIATIONS, a California corporation ("TurboNet"), with reference to the following:

    A. WHEREAS, LPFC and TurboNet previously entered into an Acquisition Agreement effective as of March 15, 1999 (the "Acquisition Agreement"), pursuant to which LPFC has agreed to purchase eighty-one percent (81%) of the equity of TurboNet; and

    B. WHEREAS, the parties desire to clarify and amend certain terms of the Acquisition Agreement.

    NOW, THEREFORE, in consideration of the premises and the mutual promises made in this Addendum, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

  1. Structure of Transaction. On March 30, 1999, TurboNet declared a stock dividend in the amount of four and 5/19ths shares of common stock for each one share of common stock held (or issuable upon conversion of preferred stock) by the TurboNet shareholders (rounded to the nearest whole share for each shareholder). Such dividend shall be paid on such date that TurboNet amends its articles of incorporation to authorize at least 25,000,000 shares of common stock. On the date of the payment of such stock dividend, pursuant to a Share Exchange Agreement, the TurboNet shareholders will assign the dividend shares to LPFC in exchange for 0.5364 shares of LPFC common stock for each one dividend share of TurboNet common stock (rounded to the nearest whole share for each TurboNet shareholder), and in consideration of LPFC's agreement to provide TurboNet with $20,000,000 of working capital as further described in this Addendum.

  2. Preferred Stock. Within ninety (90) days from the date of this Addendum, TurboNet intends to issue up to 800,000 shares of Series C Preferred Stock at a price of $5.00 per share. Concurrently with such issuance of Series C Preferred Stock, TurboNet shall issue additional dividend shares to the Series C Preferred shareholders at the rate of four and 5/19ths shares of common stock for each one share of Series C Preferred Stock so issued upon the agreement by each such shareholder to exchange such shares for 0.5364 shares of common stock of LPFC. TurboNet shall further use its good faith efforts to cause each preferred shareholder of TurboNet to convert its shares of preferred stock into TurboNet common stock within sixty (60) days after the issuance of such shares of Series C Preferred Stock. LPFC hereby consents and agrees to such issuance of Series C Preferred Stock within ninety (90) days after the date of this Addendum, and further agrees to issue such shares of LPFC common stock in exchange therefor.

  3. Stock Options. TurboNet has issued, and expects to issue in the future, employee stock options pursuant to its 1998 Stock Option Plan. With respect to any shares of common stock issued pursuant to the exercise of such options after the date hereof, TurboNet shall use its good faith efforts to cause each optionee to assign eighty-one percent (81%) of such shares of common stock (rounded to the nearest whole number) to LPFC concurrently with such exercise, in exchange for 0.5364 shares of LPFC common stock (rounded to the nearest whole number) to be issued by LPFC to such optionee. LPFC hereby agrees to issue such shares of LPFC common stock in connection with such exchange. Notwithstanding the foregoing however, TurboNet shall not be obligated to cause such optionees to assign more than 2,674,066 shares of TurboNet common stock to LPFC, and LPFC shall not be obligated issue more than 1,434,449 shares of LPFC common stock pursuant to this Section 3.

  4. Working Capital. LPFC shall provide working capital funds to TurboNet in the aggregate amount of Twenty Million dollars ($20,000,000) in exchange for the issuance by TurboNet of convertible promissory notes in the form of Exhibit A attached hereto. Such amounts shall be advanced to TurboNet at such times as are requested in writing by the President of TurboNet, but an aggregate of at least $10,000,000 shall be advance to later than December 31, 1999, and all of such funds shall be advanced no later than December 31, 2000. The promissory notes evidencing such working capital advances shall be convertible into shares of Series D Preferred Stock of TurboNet having such rights, preferences and privileges as are provided in the Restated Articles of Incorporation of TurboNet in the form attached hereto as Exhibit B.

  5. Restriction of LPFC Shares. Section 4 of the Acquisition Agreement is hereby deleted. The restrictions on the LPFC shares shall be governed by the provisions of Section 3 of the Share Exchange Agreement(s) between LPFC and the TurboNet shareholders.

  6. Effect on Acquisition Agreement. Except as modified by this Addendum, the terms and provisions of the Acquisition Agreement shall remain in full force and effect.

    IN WITNESS WHEREOF, the parties have executed and delivered this Addendum to Acquisition Agreement effective as of the date first above written.


TURBONET COMMUNICATIONS,                        LOTUS PACIFIC, INC.,
A California corporation                       a Delaware corporation

By: /s/ Hsing Chih Tuan                       By: /s/ Jeremy Wang
--------------------------                  -------------------------
Name:  Hsing Chih Tuan                         Name:  Jeremy Wang
Title: President                               Title: President



By: /s/ Gordon Lum
--------------------------
Name: Gordon Lum
Title: Secretary